UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-51007

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

GZ6G TECHNOLOGIES CORP

Full Name of Registrant

Former Name if Applicable

1 Technology Drive, Bldg B, Suite B123

Address of Principal Executive Office (Street and Number)

Irvine, CA 92618

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GZ6G Technologies Corp. (the “Company”) is unable to file its Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) in a timely manner without unreasonable effort or expense due to delays in obtaining and compiling information to complete the procedures relating to its year-end reporting process, including the completion of the audit of the Company’s financial statements for inclusion in the Form 10-K. The Company expects to file the Form 10-K within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

William Coleman Smith, CEO	(949)	872-1965
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report an increase in net revenues from $78,000 for the year ended December 31, 2021, to approximately $222,000 for the year ended December 31, 2022. The increase in revenues is due to the addition of certain project-based contracts in fiscal 2022. Costs of revenue are expected to decline from $43,121 in the year ended December 31, 2021, to approximately $18,000 in the current year ended December 31, 2022. Operating expenses are expected to increase substantially from $1,455,717 for the year ended December 31, 2021 to approximately $3,700,000 in the current year. The increase is primarily related to certain share-based compensation contracts for services, substantially increased payroll and increased overhead at the Company’s new operating facility. Other expense is substantially reduced from $8,766,250 (2021) to approximately $3,600,000 in the current year ended December 31, 2022, primarily due to a gain from the extinguishment of certain debt in the current year, with no comparable result in the prior year. The Company expects to report a net loss of approximately $7,000,000 in the current fiscal year compared to $10,143,967 in the year ended December 31, 2021.

GZ6G Technologies Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2023	By:	/s/ William Coleman Smith
William Coleman Smith
Chief Executive Officer, President and Director